August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (704) 362-4208

Mr. Daniel R. DiMicco
Nucor Corp.
1915 Rexford Road
Charlotte, North Carolina   28211

> **Re: Nucor Corp.**
> **Definitive 14A**
> **Filed March 26, 2007**
> **File No. 001-04119**

Dear Mr. DiMicco:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 12

1. For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end computed in accordance with FAS 123R. In addition, please clarify to provide the grant-date fair value of stock and option awards. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

Compensation Discussion and Analysis, page 15

2. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Compensation and Executive Development Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet, your disclosure also indicates that cash and equity awards are made on what appears to be a discretionary basis and that the Committee considers company performance when determining compensation packages. Your disclosure in this respect lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee's decisions to make compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. The Compensation Discussion and Analysis should explain and place in context why you chose to pay each element, how particular payout levels were determined and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(iv) - (vi) of Regulation S-K.

3. You state that the Committee reserves the right to reduce any annual incentive payment or long-term incentive award on a discretionary basis. Please revise to state whether the Committee actually exercised such discretion.

4. Please specify how each element of compensation relates to the data you have analyzed from your peer group. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. In addition, please revise to disclose why you have benchmarked compensation.

5. We note the disclosure in this section regarding your policy for equity grants but it does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. In this regard, your disclosure merely indicates that the key employees "received stock option awards on March 1 and September 1 each year." Please give adequate consideration to the elements and questions set forth in Section II.A of Release 33-8732A, which discusses the concepts to consider when drafting the appropriate corresponding disclosure.

Post Termination Compensation, page 19

6. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Refer to Item 402(j)(3) of Regulation S-K.

Summary Compensation, page 21

7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note disparities in Mr. DiMicco's salary, stock awards and non-equity incentive plan compensation, as compared to that of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. DiMicco's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Outstanding Equity Awards at Fiscal Year-End, page 24

8. Disclose by footnote the vesting dates of options and shares of stock at fiscal-year end. See Instruction 2 to Instructions to Item 402(f)(2).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel